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                              September 13, 2022

       Carsten Breitfeld
       Global Chief Executive Officer
       Faraday Future Intelligent Electric Inc.
       18455 S. Figueroa Street
       Gardena, CA 90248

                                                        Re: Faraday Future
Intelligent Electric Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 30,
2022
                                                            File No. 333-258993

       Dear Dr. Breitfeld:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2022, letter.

       Amendment No. 3 to Form S-1

       General

   1. We note your revisions in response to comment 1. Please further revise your disclosure to address the following:

                                                              Disclose the
effective purchase price or exercise price for all the securities being offered, explaining
the basis and/or making assumptions as needed; if the price is zero, clearly so
state.

                                                              Disclose that
while the holders of founder shares and representative shares (and other selling
securityholders, as applicable) may experience a positive rate of return based
 Carsten Breitfeld
Faraday Future Intelligent Electric Inc.
September 13, 2022
Page 2
              on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.

                Disclose more prominently the potential profit the selling securityholders will earn based on the current trading prices. In this regard, we note the lead-in to the table on page 9 refers to profit, but this does not appear to be disclosed.

                Reconcile the apparent discrepancy between the number of shares issued upon exercise of options, stated as 681,792 on page 8 and 484,856 on page 9.
2. Please update your discussion of the Holding Foreign Companies Accountable Act to
         disclose the Statement of Protocol signed by the PCAOB and the CSRC of
the People   s
         Republic of China on August 26, 2022. Please balance the disclosure regarding the
         Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it was unable to inspect and investigate completely your auditor.
Cover Page

3. We note your response to comment 8 and reissue our comment. Please revise your prospectus cover to highlight the significant negative impact sales of share on this registration statement could have on the public trading price of the Class A common stock.
Risk Factors
FF has a limited operating history and faces significant barriers..., page 13

4. We note your disclosure that you have not started commercial production of your first electric vehicle and that you expect deliveries of the FF 91 series to begin in the fourth quarter of 2022. Please provide support for your statement that deliveries will begin in the fourth quarter of 2022.
FF's operating results forecast relies in large part upon assumptions and analyses developed by its management...,
FirstName          page 14 Breitfeld
           LastNameCarsten
Comapany
5.         NameFaraday
      We note             Futurethat
                that you project Intelligent
                                     you willElectric
                                              requireInc.
                                                      additional funds by late
September 2022 in
      order13,
September   to 2022
               continue
                     Pageoperations.
                          2          Please revise to provide the status of
such additional funds.
FirstName LastName
 Carsten Breitfeld
FirstName LastNameCarsten      Breitfeld
Faraday Future  Intelligent Electric Inc.
Comapany 13,
September  NameFaraday
               2022        Future Intelligent Electric Inc.
September
Page 3    13, 2022 Page 3
FirstName LastName
       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Michael P. Heinz